Exhibit 99.2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action that you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent advisor authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all of your Abcam plc (the “Company”) Ordinary Shares, please send this document, together with the accompanying documents (but not the personalised WHITE Form of Proxy), as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee.

For you to be able to attend and vote at the General Meeting, your name must entered on the register of members of the Company at 6.30 p.m. (UK time) on 10 July 2023 (or, if the General Meeting is adjourned, at 6.30 p.m. (UK time) on the date which is two working days before the adjourned General Meeting).

Notice of General Meeting

and

recommendation of the Board to

VOTE AGAINST ALL RESOLUTIONS

INACTION WILL NOT DEFEAT THESE HARMFUL RESOLUTIONS

A notice convening a General Meeting of Abcam plc (the “General Meeting”) is set out in of this document. Your attention is drawn to the letter from the Board set out in Part I of this document and the recommendation contained therein.

YOUR VOTE IS IMPORTANT. We strongly encourage Shareholders and ADS Holders to VOTE AGAINST all Resolutions in advance of the General Meeting by submitting a WHITE Form of Proxy or a WHITE Voting Instruction Card in accordance with the instructions printed thereon and/or such instructions as may be provided to them by or on behalf of their broker or intermediary. Failing to vote is not the same as voting against these Resolutions. The outcome will be determined by the voted shares, and shares that are not voted will be irrelevant to the outcome. We URGE YOU TO VOTE AGAINST all Resolutions.

The General Meeting will be held on 12 July 2023 at 2.00 p.m. (UK time) at the offices of FTI Consulting at 200 Aldersgate, Aldersgate Street, London EC1A 4HD, United Kingdom

How to submit voting instructions and proxy appointments

ADS Holders

ADS Holders as of the ADS Holder Record Date will be entitled to instruct the Depositary how to vote the Ordinary Shares represented by their ADSs by following the instructions on the Depositary Notice and the WHITE Voting Instruction Card and/or such instructions as may be provided to them by or on behalf of their broker or intermediary. Such voting instructions must be validly submitted so as to be received by the Depositary by no later than 10.00 a.m. (Eastern time) on 6 July 2023. ADS Holders are therefore strongly encouraged to submit their voting instructions as soon as possible.

If ADS Holders have any questions or require any assistance with voting, please contact the Company’s proxy solicitor, Morrow Sodali LLC, by calling (800) 662-5200 (toll-free in North America) or +1 (203) 658-9400 or by emailing ABCM@info.morrowsodali.com.

Shareholders

A Shareholder entitled to attend and vote at the General Meeting may appoint one or more proxies (who need not be members of the Company), provided that each proxy is appointed to exercise the rights attached to a different Ordinary Share or Ordinary Shares held by him or her, to attend, to speak and, on a poll, to vote on his or her behalf.

In order to be valid, a proxy appointment must be returned (together with any authority under which it is executed, or a copy of the authority certified in ink by a bank, a stockbroker or a solicitor) by one of the following methods:

●

In hard copy form by post, by courier or by hand to the Company’s registrar, Equiniti, at the address shown on the WHITE Form of Proxy enclosed with this document. In accordance with the Articles of Association, any other forms of proxy may not be accepted by the Company or the Company’s registrar.

●

Online at www.sharevote.co.uk where full instructions on the procedure are given. The Voting ID, Task ID and Shareholder Reference Number printed on the WHITE Form of Proxy will be required to use this electronic proxy appointment system. Alternatively, Shareholders who have already registered with Equiniti’s online portfolio service, Shareview, can appoint their proxy electronically by logging on to their portfolio at www.shareview.co.uk using their user ID and password. Once logged in, click ‘View’ on the ‘My Investments’ page, click on the link to vote and then follow the on-screen instructions.

The appointment of a proxy in each case must be formally received by the Company’s registrar by no later than 2.00 p.m. (UK time) on 10 July 2023. Shareholders are therefore strongly encouraged to appoint a proxy as soon as possible by following the above instructions.

The appointment of a proxy does not preclude a member of the Company from attending the General Meeting and voting in person. If you wish to attend the General Meeting in person, please bring with you the Attendance Card accompanying this document. This will authenticate your right to attend, speak and vote at the General Meeting and assist us in registering your attendance without delay.

If you are a member of CREST, you may register the appointment of a proxy by using the CREST electronic proxy appointment service. Further details are provided in paragraph 2 of the Notice of General Meeting Notes in Part III.

If Shareholders have any questions or require any assistance in submitting their proxy appointment, please call Equiniti on +44 (0) 371 384 2030. Lines are open 8.30 a.m. to 5.30 p.m. (UK time), Monday to Friday, excluding public holidays in England and Wales.

Cautionary note regarding forward-looking statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbour provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by the following words: “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. Any express or implied statements contained in this document that are not statements of historical fact, including statements regarding the implementation of the Company’s business plan or the financial performance of the Company, are forward-looking statements, and are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: challenges in implementing our strategies for revenue growth in light of competitive challenges; the development of new products or the enhancement of existing products, and the need to adapt to significant technological changes or respond to the introduction of new products by competitors to remain competitive; our customers discontinuing or spending less on research, development, production or other scientific endeavours; failing to successfully identify or integrate acquired businesses or assets into our operations or fully recognise the anticipated benefits of businesses or assets that we acquire; the ongoing COVID-19 pandemic, including variants, continues to affect our business, including impacts on our operations and supply chains; failing to successfully use, access and maintain information systems and implement new systems to handle our changing needs; cyber security risks and any failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions; failing to successfully manage our current and potential future growth; any significant interruptions in our operations; our products failing to satisfy applicable quality criteria, specifications and performance standards; failing to maintain and enhance our brand and reputation; ability to react to unfavourable geopolitical or economic changes that affect life science funding; failing to deliver on transformational growth projects; our dependence upon management and highly skilled employees and our ability to attract and retain these highly skilled employees; as a foreign private issuer, we are exempt from a number of rules under the US securities laws and Nasdaq corporate governance rules and are permitted to file less information with the US Securities and Exchange Commission (“SEC”) than US companies, which may limit the information available to holders of our ADSs; and other important factors discussed under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended 31 December 2022, filed with the SEC on 20 March 2023, which is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in the Company’s subsequent filings with the SEC. Any forward-looking statements contained in this document speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. The Company disclaims any obligation to update or revise any forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Non-IFRS Measures

This document contains certain financial measures that are not presented in accordance with the International Financial Reporting Standards (“IFRS”), including, but not limited to Return on Capital Employed (“ROCE”). These non-IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to profit for the year, cash flows from operations or other measures of profitability, liquidity or performance under IFRS. The Company’s presentation of these measures may not be comparable to similarly titled measures used by other companies.

Third party data

Unless otherwise indicated, information contained in this presentation concerning our industry, competitive position and the markets in which the Company operates is based on information from independent industry and research organisations, other third party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and other third party sources, as well as data from the Company’s internal research, and are based on assumptions made by the management of the Company upon reviewing such data, and their experience in, and knowledge of, such industry and markets, which management believe to be reasonable. In addition, projections, assumptions and estimates of the future performance of the industry in which the Company operates and its future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described above in relation to forward-looking statements. These and other factors could cause results to differ materially from those expressed in the estimates made by independent parties and by the Company. Some information contained in this document has been obtained from other third party sources and has not been independently verified by the Company. While the Company believes that its internal assumptions are reasonable, the sources relied on may be based on a small sample size and may fail to accurately reflect market opportunities. Moreover, no independent source has verified such assumptions, and the Company did not commission any of the market and industry data presented in this document. Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed.

Notice to overseas persons

The distribution of this document in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Availability of this document

A copy of this document will be made available at: www.corporate.abcam.com/investors/2023-egm

Contents

EXECUTIVE SUMMARY	6

EXPECTED TIMETABLE OF PRINCIPAL EVENTS	10

PART I - LETTER FROM THE BOARD OF ABCAM PLC	11

PART II – CHRONOLOGY OF EVENTS	22

PART III - NOTICE OF GENERAL MEETING	28

PART IV - DEFINITIONS	31

APPENDIX – STATEMENT PROVIDED BY DR. JONATHAN MILNER	33

Executive Summary

Why have I received this document?

The Board is required to call the General Meeting following a Requisition Notice received from Dr. Milner who is the registered holder of 11,700,200 Ordinary Shares, which constituted approximately 5.09 per cent. of the Company’s issued ordinary share capital and the voting rights in the Company as at the date of the Requisition Notice. We understand that Dr. Milner (together with his spouse) also has a direct or indirect beneficial interest, or otherwise controls, ADSs representing a further 2,731,002 Ordinary Shares meaning that, in aggregate, Dr. Milner controls approximately 6.28 per cent. of the Company’s issued share capital.

The General Meeting will be held at the offices of FTI Consulting at 200 Aldersgate, Aldersgate Street, London EC1A 4HD, United Kingdom on 12 July 2023 at 2.00 p.m. (UK time).

What is the General Meeting about?

The General Meeting is required to consider the following Resolutions:

1.    THAT Peter Allen be removed from office as a director of the Company with immediate effect.

2.    THAT Michael S. Baldock be removed from office as a director of the Company with immediate effect.

3.    THAT Sally W. Crawford be removed from office as a director of the Company with immediate effect.

4.    THAT in the event any director of the Company is appointed after the Company’s receipt of the general meeting request dated 30 May 2023 and prior to this meeting, each such director be removed from office as a director of the Company with immediate effect.

5.    THAT Dr. Jonathan Milner, having consented to act, be appointed as Director of the Company with immediate effect.

6.    THAT Dr. Jonathan Milner, having been appointed a Director of the Company, be further appointed to the position of Executive Chairman of the Company with immediate effect.

7.    THAT it is the consensus of the shareholders that, promptly after the conclusion of this meeting, the Board of Directors shall conduct a thorough search for candidates and shall appoint at least two additional, independent, highly qualified Directors to the Board whose qualifications will include significant capital allocation and biotechnology company operating experience.

8.    THAT the expenses incurred by Dr. Milner and those acting on his behalf in connection with his engagement with the Company in respect of the request to convene a general meeting be reimbursed by the Company.

Why VOTE AGAINST the Resolutions?	The Board recommends that Shareholders and ADS Holders VOTE AGAINST all of the Resolutions.

As explained in paragraph 2 of Part I of this document, the Board considers Dr. Milner’s proposals are unmerited and contrary to the best interests of Shareholders and ADS Holders on the basis that:

1.    Dr. Milner is pursuing a costly, distracting and unnecessary campaign that could have been easily avoided if he had simply engaged in good faith with the Company and not rejected the Company’s offer to grant his initial demand of being appointed a Non-Executive Director.

2.    Abcam is executing and delivering on its long-term strategic growth plan, which is at a critical juncture and Dr. Milner’s disruptive agenda would jeopardise this momentum.

3.    Abcam has a strong Board and management team already working for the best interests of ALL of its shareholders, and therefore does not require a sudden and significant shift in both operational and executive leadership at this critical juncture.

4.    Dr. Milner’s public statements are exaggerated and misleading as he tries to justify criticisms of Company decisions that he previously endorsed as a member of the Board.

The Board takes seriously Dr. Milner’s perspectives, as we would the views of any shareholder, and we have listened to Dr. Milner and sought to engage with him constructively and in good faith throughout this process. However, it is now clear that Dr. Milner has never been interested in resolving this matter amicably, but has instead been intent on wasting the Company’s time and money by calling this General Meeting in order to seek to commandeer executive control of Abcam and become de facto CEO to the detriment of shareholders.

The Board is confident that Abcam is on the right path forward under the current leadership. The significant progress we have made since 2019 has created a strong foundation for growth in 2024 and beyond. In the last twelve months alone, the Company’s total shareholder return, or “TSR”, of 27 per cent. significantly outperformed our life sciences tools peers (-12 per cent. over the same period).[1] As a shareholder in Abcam, you deserve a Board acting in the best interests of all shareholders, with relevant skills, experience and knowledge to oversee our management team and drive future value creation. The Board and management team remain focused on accelerating our growth and achieving our strategic goals. We firmly believe we have the right Directors in place to do so.

1 Life science tools peers include Bio-Rad, Bio-Techne, Illumina, Maravai, Repligen, Sartorius, Tecan and Waters.

How do I vote?

YOUR VOTE IS IMPORTANT. A Shareholder or ADS Holder must actively vote to have an impact on the outcome. We strongly encourage Shareholders and ADS Holders to VOTE AGAINST all Resolutions in advance of the General Meeting by submitting a WHITE Form of Proxy or a WHITE Voting Instruction Card in accordance with the instructions printed thereon and/or such instructions as may be provided to them by or on behalf of their broker or intermediary. Not voting or abstaining from voting will not help defeat these harmful Resolutions.

ADS Holders

ADS Holders as of the ADS Holder Record Date will be entitled to instruct the Depositary how to vote the Ordinary Shares represented by their ADSs by following the instructions on the Depositary Notice and the WHITE Voting Instruction Card and/or such instructions as may be provided to them by or on behalf of their broker or intermediary. Such voting instructions must be validly submitted so as to be received by the Depositary by no later than 10.00 a.m. (Eastern time) on 6 July 2023. ADS Holders are therefore strongly encouraged to submit their voting instructions as soon as possible.

If ADS Holders have any questions or require any assistance with voting, please contact the Company’s proxy solicitor, Morrow Sodali LLC, by calling (800) 662-5200 (toll-free in North America) or +1 (203) 658-9400 or by emailing ABCM@info.morrowsodali.com.

Shareholders

A Shareholder entitled to attend and vote at the General Meeting may appoint one or more proxies (who need not be members of the Company), provided that each proxy is appointed to exercise the rights attached to a different Ordinary Share or Ordinary Shares held by him or her, to attend, to speak and, on a poll, to vote on his or her behalf.

In order to be valid, a proxy appointment must be returned (together with any authority under which it is executed, or a copy of the authority certified in ink by a bank, a stockbroker or a solicitor) by one of the following methods:

●   In hard copy form by post, by courier or by hand to the Company’s registrar, Equiniti, at the address shown on the WHITE Form of Proxy enclosed with this document. In accordance with the Articles of Association, any other forms of proxy may not be accepted by the Company or the Company’s registrar.

●   Online at www.sharevote.co.uk where full instructions on the procedure are given. The Voting ID, Task ID and Shareholder Reference Number printed on the WHITE Form of Proxy will be required to use this electronic proxy appointment system. Alternatively, Shareholders who have already registered with Equiniti’s online portfolio service, Shareview, can appoint their proxy electronically by logging on to their portfolio at www.shareview.co.uk using their user ID and password. Once logged in, click ‘View’ on the ‘My Investments’ page, click on the link to vote and then follow the on-screen instructions.

The appointment of a proxy in each case must be formally received by the Company’s registrar by no later than 2.00 p.m. (UK time) on 10 July 2023. Shareholders are therefore strongly encouraged to appoint a proxy as soon as possible by following the above instructions.

The appointment of a proxy does not preclude a member of the Company from attending the General Meeting and voting in person. If you wish to attend the General Meeting in person, please bring with you the Attendance Card accompanying this document. This will authenticate your right to attend, speak and vote at the General Meeting and assist us in registering your attendance without delay.

If you are a member of CREST, you may register the appointment of a proxy by using the CREST electronic proxy appointment service. Further details are provided in paragraph 2 of the Notice of General Meeting Notes in Part III.

If Shareholders have any questions or require any assistance in submitting their proxy appointment, please call Equiniti on +44 (0) 371 384 2030. Lines are open 8.30 a.m. to 5.30 p.m. (UK time), Monday to Friday, excluding public holidays in England and Wales.

Expected Timetable of Principal Events

Event	Expected time / date(1)

Date of the Requisition Notice	30 May 2023

ADS Holder Record Date	9 June 2023

Date of the Notice of General Meeting	16 June 2023

Last time and date for ADS Holders to submit voting instructions(2)	10.00 a.m. (Eastern time) on 6 July 2023

Last time and date for Shareholders to submit a proxy vote(3)	2.00 p.m. (UK time) on 10 July 2023

Shareholder Voting Record Time	6.30 p.m. (UK time) on 10 July 2023

Time and date of the General Meeting	2.00 p.m. (UK time) on 12 July 2023

Notes:

(1)        Other than the date of receipt of the Requisition Notice, the ADS Holder Record Date and the date of the Notice of General Meeting, each of the times and dates in the table above may be subject to change. The Board may need to make further changes to the arrangements relating to the General Meeting and Shareholders and ADS Holders should therefore continue to monitor the Company’s website (www.corporate.abcam.com/investors/2023-egm) and announcements for any updates.

(2)        ADS Holders as of the ADS Holder Record Date will be entitled to instruct the Depositary how to vote the Ordinary Shares represented by their ADSs by following the instructions on the Depositary Notice and WHITE Voting Instruction Card and/or such instructions as may be provided to them by or on behalf of their broker or intermediary. Such voting instructions must be validly submitted so as to be received by the Depositary by no later than 10.00 a.m. (Eastern time) on 6 July 2023.

(3)        A Shareholder entitled to attend and vote at the General Meeting may appoint one or more proxies (who need not be members of the Company), provided that each proxy is appointed to exercise the rights attached to a different Ordinary Share or Ordinary Shares held by him or her, to attend, to speak and, on a poll, to vote on his or her behalf. In order to be valid, a proxy appointment must be returned (together with any authority under which it is executed, or a copy of the authority certified in ink by a bank, a stockbroker or a solicitor) by one of the following methods:

●

In hard copy form by post, by courier or by hand to the Company’s registrar, Equiniti, at the address shown on the WHITE Form of Proxy enclosed with this document. In accordance with the Articles of Association, any other forms of proxy may not be accepted by the Company or the Company’s registrar.

●

Online at www.sharevote.co.uk where full instructions on the procedure are given. The Voting ID, Task ID and Shareholder Reference Number printed on the WHITE Form of Proxy will be required to use this electronic proxy appointment system. Alternatively, Shareholders who have already registered with Equiniti’s online portfolio service, Shareview, can appoint their proxy electronically by logging on to their portfolio at www.shareview.co.uk using their user ID and password. Once logged in, click ‘View’ on the ‘My Investments’ page, click on the link to vote and then follow the on-screen instructions.

The appointment of a proxy in each case must be formally received by the Company’s registrar by no later than 2.00 p.m. (UK time) on 10 July 2023.

If you are a member of CREST, you may register the appointment of a proxy by using the CREST electronic proxy appointment service. Further details are provided in paragraph 2 of the Notice of General Meeting Notes in Part III.

Part I - Letter from the Board of Abcam plc

(Registered and incorporated in England and Wales with company number 03509322)

Directors

Peter Allen (Chairman)
Alan Hirzel (Chief Executive Officer)

Michael S. Baldock (Chief Financial Officer)

Giles Kerr (Senior Independent Director)

Mara Aspinall (Non-Executive Director)

Mark Capone (Non-Executive Director)

Bessie Lee (Non-Executive Director)

Sally W. Crawford (Non-Executive Director)

Luba Greenwood (Non-Executive Director)

Registered office Discovery Drive Cambridge Biomedical Campus Cambridge CB2 0AX United Kingdom

16 June 2023

Dear Shareholders and ADS Holders,

NOTICE OF GENERAL MEETING AND BOARD RECOMMENDATION TO VOTE AGAINST ALL RESOLUTIONS

1.	INTRODUCTION

We are writing to you to provide details of a General Meeting of the Company to be held on 12 July 2023 at 2.00 p.m. (UK time) and convened by the formal Notice of General Meeting set out in Part III of this document.

The Board is required to call the General Meeting following a Requisition Notice received from Dr. Milner who is the registered holder of 11,700,200 Ordinary Shares, which constituted approximately 5.09 per cent. of the Company’s issued ordinary share capital and the voting rights in the Company as at the date of the Requisition Notice. We understand that Dr. Milner (together with his spouse) also has a direct or indirect beneficial interest, or otherwise controls, ADSs representing a further 2,731,002 Ordinary Shares meaning that, in aggregate, Dr. Milner controls approximately 6.28 per cent. of the Company’s issued share capital.

The Resolutions as contained in the Requisition Notice, each of which is an ordinary resolution, to be put to the General Meeting are:

1.	THAT Peter Allen be removed from office as a director of the Company with immediate effect.

2.	THAT Michael S. Baldock be removed from office as a director of the Company with immediate effect.

3.	THAT Sally W. Crawford be removed from office as a director of the Company with immediate effect.

4.

THAT in the event any director of the Company is appointed after the Company’s receipt of the general meeting request dated 30 May 2023 and prior to this meeting, each such director be removed from office as a director of the Company with immediate effect.

5.	THAT Dr. Jonathan Milner, having consented to act, be appointed as Director of the Company with immediate effect.

6.	THAT Dr. Jonathan Milner, having been appointed a Director of the Company, be further appointed to the position of Executive Chairman of the Company with immediate effect.

7.

THAT it is the consensus of the shareholders that, promptly after the conclusion of this meeting, the Board of Directors shall conduct a thorough search for candidates and shall appoint at least two additional, independent, highly qualified Directors to the Board whose qualifications will include significant capital allocation and biotechnology company operating experience.

8.

THAT the expenses incurred by Dr. Milner and those acting on his behalf in connection with his engagement with the Company in respect of the request to convene a general meeting be reimbursed by the Company.

Accompanying the Resolutions, Dr. Milner has required the Requisitioned Statement set out in the Appendix to this document to be circulated to Shareholders. The Requisitioned Statement does not represent the views of the Board or the management team of the Company.

THE PURPOSE OF THIS LETTER IS TO EXPLAIN THE IMPACT OF DR. MILNER’S PROPOSALS AND WHY THE BOARD CONSIDERS THAT THE RESOLUTIONS ARE NOT IN THE BEST INTERESTS OF SHAREHOLDERS AND ADS HOLDERS AND, THEREFORE, THE BOARD IS RECOMMENDING THAT SHAREHOLDERS AND ADS HOLDERS VOTE AGAINST ALL OF THE RESOLUTIONS TO BE PROPOSED AT THE GENERAL MEETING.

2.	THE BOARD’S RESPONSE TO DR. MILNER’S PROPOSALS

Dr. Milner has forced Abcam to hold this General Meeting so that he can attempt to appoint himself Executive Chairman of the Board and to remove three directors from the Board including the current Chairman and CFO, all of whom were recently re-elected to the Board by shareholders at the 2023 AGM on 17 May 2023 with an average of 96.78 per cent. of votes cast being for the relevant resolutions, with no proposed alternative candidates other than himself.

The net effect of these changes would be a sudden and significant shift in both operational and executive leadership of Abcam that puts in jeopardy the Company’s recent momentum as well as its day-to-day operations, growth strategy and competitive position. Dr. Milner has thus far failed to articulate to shareholders or the Company what appointing him to an Executive Chairman role would mean in practice or what new strategy he is seeking to deploy. Dr. Milner’s “plan” for value creation is, in reality, not a plan at all. He has promised to review various items and then formulate a plan – this should be alarming to shareholders and only underscores how far-removed from the Company Dr. Milner has become.

It is not surprising that Dr. Milner is not able to articulate a substantive plan, because Abcam is a fundamentally different business from the one he left behind when he stepped down from his role as CEO in 2014. When Dr. Milner stepped down as CEO, Abcam’s revenue was £128 million and the Company’s market capitalisation was approximately £800 million. Its revenue for the 2022 financial year was £362 million and its current market capitalisation is over $4 billion. That is to say that under Alan Hirzel’s leadership revenues have nearly tripled, growing by 183 per cent., while Abcam has expanded globally and increased its market share. Alan has successfully driven forward the “Abcam 2.0” strategy, a plan put into place to transition the business away from being a simple broker of third-party antibodies to one that is now delivering innovative, differentiated and high-quality products, such as proteomic research reagents and immunoassays, to researchers around the world.

In executing the Abcam 2.0 strategy, with Alan as CEO and under the Board’s leadership, the Company has broadened its focus beyond antibodies, unlocking massive opportunities in immunoassays, cellular and biochemical assays and cytokines, as well as focusing on its higher-margin in-house products. Revenue generated from in-house products grew by an average rate of 28 per cent. across 2021 and 2022 on a constant exchange rate basis and accounted for over 67 per cent. of overall group revenue in 2022. The Company has also continued to lead and innovate in the core antibody space, gaining market share there as well. The nimbleness of Abcam 2.0 means the Company can now make decisions quickly to flex investment as market dynamics change.

In addition, Alan Hirzel has spearheaded an ambitious growth plan, introduced in 2019 to double revenues and make investments into the critical infrastructure of the business. This included expanding and upgrading the Company’s facilities to become more efficient, while removing operational constraints to improve capacity and allow the Company to scale up as demand for its products increases. A new digital platform and e-commerce system has replaced ones that were no longer fit for purpose, allowing for a vastly better digital experience for customers and creating operational efficiencies that we expect will continue to be realised well into the future.

We are proud to have outperformed our stated goals. With the groundwork now in place, we believe Abcam is set to further benefit as costs fall, sales rise and margins improve.

We firmly believe it would be damaging and counter-productive for Dr. Milner to step into the role of Executive Chairman, to become de-facto CEO and demote Alan at this critical juncture and without having articulated a plan.

Further, Dr. Milner has not been operationally involved in Abcam for nearly a decade and lacks the requisite skills and experience to lead the size and scale of operations at the Company today. He has never, in fact, led a business with this level of complexity or scale. Even more concerning, Dr. Milner has not provided a plan detailing how he will seek to improve Abcam’s future value. He has only provided broad and generic statements about what it means to run a good business and a list of items that he would like to review. Ultimately, his claims that only he can create value at the Company, unbacked by any concrete solutions or an actionable plan, demonstrate his reckless agenda to retake executive control of the Company without its or other shareholders’ long-term interests in mind.

The Board has considered Dr. Milner’s proposals and concluded that this wholesale change is not in the best interest of shareholders as a whole for the reasons set out below. We need your support to protect your investment in Abcam by VOTING AGAINST all of the Resolutions.

2.1	Dr. Milner has shown himself to be erratic by pursuing this costly, distracting and unnecessary campaign that could have been easily avoided

The Board has made every effort to engage constructively since Dr. Milner began agitating for change less than three weeks before our recent 2023 AGM. We believe that this is clearly demonstrated by the chronology of events set out in Part II of this document, which underlines the repeated attempts of the Board to engage openly and constructively with Dr. Milner over recent weeks to try to avoid the cost and distraction of this contested General Meeting.

The Directors promptly met with Dr. Milner in good faith to discuss his request to re-join the Board, which was first made on 28 April 2023. All Non-Executive Directors met with Dr. Milner within 10 days of this initial request. This was in accordance with the proper governance processes that the Company has in place with respect to the appointment of new directors, which were followed on an expedited basis. The fact that four of the current Non-Executive Directors were appointed to the Board since Dr. Milner resigned from the Board underlines the importance of these meetings to properly evaluate Dr. Milner’s proposed appointment in accordance with the Directors’ statutory duties.

On 17 May 2023, having expeditiously worked through the required steps in the Company’s governance procedures and to avoid the costs and distractions of a proxy contest, the Board determined that Dr. Milner’s views as founder and a former Board member could make him a productive member of the Board once again and offered to re-appoint him to the Board. The Company proposed that a customary form of settlement agreement would be entered into in connection with Dr. Milner’s re-appointment. The terms of the proposed agreement related to the exercise of certain rights of Dr. Milner in his capacity as a significant shareholder rather than in his capacity as a director, and therefore his assertions that this would have resulted in him having a “second-class Board position” are completely untrue. In light of Dr. Milner’s public statements and interventionist stance, as is completely standard, the Board determined that such appointment would be subject to and conditional on reaching agreement on a form of settlement agreement on customary terms to ensure that the Board is able to function properly and the Directors are able to discharge their statutory duties. Under such settlement agreement, the Company would have agreed to reimburse Dr. Milner for his modest expenses incurred up to that point in time. Moreover, Dr. Milner did not offer a counterproposal or attempt to negotiate any particular terms with which he took issue.

Instead, Dr. Milner rejected the offer of a Non-Executive Director position. Dr. Milner then immediately and simultaneously demanded that he instead be appointed Executive Chairman and that the current Chairman, Peter Allen, be removed. Further, a mere two hours after first raising these demands, Dr. Milner issued a lengthy public press release setting out various allegations relating to the Company and demanding for a general meeting of the Company to consider his proposals.

Dr. Milner’s aggressive course of dealing with our Board and pattern of moving the goalposts makes it abundantly clear that his agenda all along has been to become de facto CEO of the Company. He has not engaged with the Company in good faith to settle this dispute. As is completely clear from the chronology, Dr. Milner never intended to honour his initial request to simply be appointed as a Non-Executive Director. It was nothing more than a ruse intended to paint the Board as defensive in the event that his request for an executive position was refused. Dr. Milner showed his hand when his legal counsel wrote to Abcam’s counsel on 16 May 2023, the eve of the Board offering him a Board seat, alleging that the Company “already has decided not to add him to the Board”. In fact, the Board’s intention was to offer Dr. Milner a Board seat – and they did make such an offer on 17 May 2023, the next day – yet Dr. Milner nonetheless escalated his demands, in a predetermined fashion, with no regard for the inconvenient truth that his initial request had been met. His actions are self-serving and not in the interest of all shareholders.

Despite Dr. Milner’s inconsistent actions, the Board remained committed to finding a mutually agreeable resolution. In subsequent meetings set up to seek to avoid this distracting and costly General Meeting, Dr. Milner explicitly stated that he must be appointed Executive Chairman or else he would not re-join the Board. As a matter of basic corporate governance and in accordance with the Articles of Association, shareholders have the right to determine the members of the Board and the Board then has the power to appoint both its Chairman and members of management. Dr. Milner aims to circumvent such established and proper governance practices. He does not have the right to simply demand to be appointed de facto CEO, which would effectively demote our current CEO, only further adding to the confusing, irrational approach of his campaign.

Dr. Milner’s demands to regain executive control of Abcam have only grown since these talks as he now wants to remove from our Board the current Chairman, CFO and another Director without proposing any alternative candidates to be put to shareholders at the General Meeting except himself. None of these demands were raised at previous meetings with the Company. Moreover, Dr. Milner is unreasonably demanding that the Company reimburse him with money from you, the shareholders, for the actions he has taken in furtherance of his campaign for executive control of the Company. This will include excessive and unnecessary fees for the advisors he has hired in connect with his campaign, as well as other expenses, which he is already estimating to be up to $2.5 million. Dr. Milner’s actions suggest that at no point has he approached the settlement discussions with the Company in good faith. He has instead clearly had an agenda to cause extraordinary upheaval from day one that is only now being revealed.

Dr. Milner’s proposals create serious risks and uncertainty, starting with his failure to provide the Board with an explanation of his understanding and vision as to what can be achieved by him being appointed an Executive Chairman. He has made an open-ended and highly consequential demand of the Board and has not offered them any assistance to allow them to meaningfully consider the request before waging a public campaign decrying that his demands have not been met. This is an attempt to usurp the Company’s highly qualified and experienced CEO, jeopardising the implementation of the Company’s long-term strategic growth plan that is being driven forward by the CEO and the rest of the executive team. Further, Dr. Milner has failed to share with the Board, despite repeated requests, any detailed business strategy and capital allocation plan. He has not provided even a high-level vision for the Company’s near- or longer- term targets or objectives. Being the CEO of a fundamentally different company nearly a decade ago is not the same as having a clear plan for Abcam today.

As a result, the Board is recommending that shareholders VOTE AGAINST all eight of Dr. Milner’s proposals. Notwithstanding that the Board had previously invited Dr. Milner to join the Board, his erratic, dysfunctional and self-serving behaviour since then has made it clear that whatever potential benefits he could have brought to the Board as a Non-Executive Director are materially outweighed by the risks of bringing a clearly detrimental presence to the Board that almost certainly would be focused on undermining our current management team. His communications make it crystal clear that he sees no distinction between his return to the Board and his appointment as Executive Chairman and that he has no interest in being a Non-Executive Director without the ability to control the executive team. Support for Dr. Milner’s unnecessary general meeting campaign would only further fuel his ambition to take management control of Abcam to the detriment of other shareholders.

2.2	Abcam is executing and delivering on its long-term strategic growth plan

Abcam is a materially different business from the one Dr. Milner founded and led up to 2014. Through executing the Abcam 2.0 model, the Company focused on its innovation engine with technologies supporting multiple proprietary proteomics products. Abcam introduced a customer-led approach to pursue market differentiation and prioritised in-house development of high-quality, differentiated proteomics research reagents. This decision proved to be transformative for Abcam – in Alan Hirzel’s first five years as CEO through 2019, revenues doubled from £128 million to £260 million as the Company grew to be a global leader in the life sciences community.

At the 2019 Capital Markets Day, the Company rolled out an ambitious five-year plan to significantly invest in the business and make Abcam fit to grow and remain competitive. This plan was designed to remove key constraints to growth by, for example, investing heavily in research and development, driving its growth in revenues from its own products, and building out infrastructure – digital and manufacturing – to boost efficiency and allow the Company to scale up to cater to growing demand from the biopharma end-market. This was critical for the Company to remain competitive and generate long-term shareholder value. As Non-Executive Deputy Chairman at the time, Dr. Milner was intimately familiar with the plan and strongly supportive of its adoption.

The plan called for revenues to double again over five years, while making clear that operating margins would initially decline as the Company made material investments across the business, from upgrading its automation and facilities to launching new product lines in order to strengthen its capabilities centred around antibodies. Importantly, this plan also included significant investment to upgrade Abcam’s digital infrastructure, including a new Oracle Cloud enterprise resource planning, or “ERP”, system – a key step in removing scalability constraints, boosting operational efficiencies and improving customer experience – as well as a state-of-the-art e-commerce platform that will be rolled out this summer.

The legacy system was deeply embedded within the organisation and linked to numerous other systems on the order-to-cash process. Teething issues during the transition to the new ERP system, which temporarily affected revenues and cash in the second half of 2022, have been resolved. The ERP system provides a number of benefits, including a single cloud-based system from which to expand, quicker integration of acquisitions and removal of the need for expensive physical infrastructure. Moreover, management continues to see positive trends in the key performance indicators tracking implementation and expect further synergies and benefits.

The business is at a critical inflection point. If we remain on our current course, we expect continued consistent revenue growth while, over the next 18 months, adjusted operating margins return to pre-2019 levels and capital expenditure costs fall back to normalised levels. Dr. Milner either does not understand or has failed to account for the value destruction his campaign could cause as the Company moves through this critical inflection point. Further, as a likely consequence of the recent publicity around the upcoming General Meeting, the Company has received strategic inquiries from multiple parties over recent weeks. The Board is aware of its fiduciary duties with respect to strategic inquiries and will work with its advisers to consider such inquiries as appropriate.

Investments in the business have translated into adjusted operating profit expansion, with Abcam’s ROCE increasing from 6.8 per cent. in the 2020 financial year to 8.9 per cent. in the 2022 financial year. As the Board and management team continue to execute our strategy, 2023 so far has been a year of refining investments to build a leading and robust life sciences company that we believe is capable of consistently driving double-digit revenue growth. Adjusted operating profit margins are expected to be greater than 30 per cent. in 2024, potentially meeting or exceeding pre-investment adjusted operating profit margins of 32 per cent., with further gains to come as the Company continues to leverage the investments made. Further, in recent weeks, the Company announced incremental cost savings that we expect to result in a reduction in annualised run rate operating expenses of more than £15 million by 2024. The implementation of these long-planned changes is already well progressed.

Further, under the leadership of your Board and with Alan as CEO, Abcam has unlocked significant momentum. Over the course of Alan’s tenure prior to COVID-19, the Company’s TSR of 178 per cent. outpaced life science tools peers (167 per cent.)2 and Russell 3000 (77 per cent.). More recently, in the last twelve months, the Company’s 27 per cent. TSR has significantly outperformed the same peer group of life science tools peers (-12 per cent. TSR over the same period). Dr. Milner’s campaign of disruption endangers this momentum and progress.

The Company recently reiterated its 2023 reported revenue guidance of approximately £420 million to £440 million, representing 15 to 20 per cent. constant exchange rate revenue growth and provided guidance on FY2023 adjusted operating profit margins, which are expected to be between 27 and 28 per cent.

This is why the Company is able to reaffirm its 2024 revenue goals of £450 million to £525 million,3 with adjusted operating profit margins of greater than 30 per cent. This significant financial progress and growth underscores the Company’s commitment to converting internal investment into long-term shareholder value and highlights the critical risk of destroying long-term shareholder value by handing over the reins to Dr. Milner at this critical juncture.

2.3	Abcam has a strong Board and management team already working for the best interests of ALL of its shareholders

Abcam’s current Board has the right experience, skillsets and deep knowledge of both the life sciences industry and the Company’s business model to continue overseeing the successful execution of our

2 Life science tools peers include Bio-Rad, Bio-Techne, Illumina, Maravai, Repligen, Sartorius, Tecan and Waters.

3 FY2024 revenue goals calculated at the average exchange rates for the 12 months ended June 2021.

strategy and deliver value to all shareholders and other stakeholders. This knowledge and experience has been invaluable in shaping our long-term strategy and executing it successfully, which has resulted in continued growth in our top-line and our share of the life sciences research tools market.

The current Board benefits from strong gender diversity as 44 per cent. of current Directors are female. This diversity – along with a broader diversity of perspectives and expertise – allows the Board to challenge management where appropriate and stress-test opportunities from multiple angles, leading to more robust decision-making and better outcomes for our shareholders.

We also recognise the value of refreshment. We continually look for and embrace opportunities to enhance our Board and have appointed four Non-Executive Directors to the Board since 2021.

The Directors that Dr. Milner aims to remove from our Board are:

●

Peter Allen – Chairman. Peter has been an integral part of the Board since his appointment in June 2018. He brings more than 30 years of experience as an Executive Director, Non-Executive Director and Chairman in a wide range of life science companies, playing a significant role in their growth. Among other positions, he spent 11 years as Chairman of Oxford Nanopore Technologies Limited (2011-2022), nine years as Chairman of Clinigen plc (2012-2021), three years as Chairman of Proximagen Neurosciences plc (2009-2012), and eight years at ProStrakan Group plc as Chairman (2005-2013). Peter is currently Non-Executive Chairman of AIM-listed Advanced Medical Solutions plc and a Non-Executive Director of Istesso Ltd. A chartered accountant by background, Peter brings substantial experience in M&A, international growth, fundraising and investor relations, as well as the commercialisation of intellectual property.

●

Michael S. Baldock – Chief Financial Officer. Michael joined the Board in February 2020. After graduating from Harvard University in 1986, Michael had a successful career in investment banking spanning more than three decades, advising and working closely with companies, their executive and finance teams. Over that time, Michael held a variety of increasingly senior leadership roles at SG Warburg (later Swissbank, now UBS), Lazard and HSBC, where he ran the Global Healthcare sector team and investment banking in the Americas. In addition, Michael formed Bentley Health Care Inc., an oncology outpatient treatment centre company in New York. In 2008, Michael co-founded Ondra Partners, a strategic advisory firm. He is an experienced corporate finance and M&A practitioner with broad experience in banking and finance, coupled with deep knowledge of the healthcare industry. As CFO, he has led several important initiatives for the Company, including the planned listing of shares on Nasdaq that was overwhelmingly supported by investors.

●

Sally W. Crawford – Non-Executive Director. Sally is an experienced leader who joined the Board in August 2021 with more than 30 years of experience in the healthcare industry. Sally served as chief operating officer of Healthsource Inc. where she led the development of the company’s operating systems and marketing strategies and supported strategic alliances across the industry. Sally currently serves on the board of directors of Hologic, Inc. as Lead Independent Director, ZimVie Inc. and Prolacta Bioscience. She is the current Compensation Chair at ZimVie and Prolacta Bioscience and former Compensation Chair at Hologic and Insulet Corporation. Previously, Sally served on the boards of Insulet Corporation, Exact Sciences, CombinatoRx Inc., Zalicus Inc., Chittenden Corporation, Cytyc Corporation and Universal American. With her extensive board experience, Sally provides valuable independent understanding and oversight of Abcam’s strategy.

The removal of these Directors from the Board would reduce the number of independent Directors of the Company (including an independent Director who was just appointed in 2021), reduce the number of female Directors on the Board and result in a loss of three highly qualified Directors who have decades of relevant experience. This would be a serious setback for the Company’s governance. It would also leave the Board with two fewer Directors for an undefined period while a search for new directors is carried out in accordance with the criteria set out in Dr. Milner’s proposals (i.e., being “highly qualified” and “whose qualifications will include significant capital allocation and biotechnological operating excellence”). Paradoxically, these are criteria that are clearly satisfied by Directors who Dr. Milner is seeking to remove.

Dr. Milner’s proposals envisage Michael Baldock being removed as a Director but continuing as CFO of the Company. This fails to account for the fact that, unlike US companies, it is typically the case that the CFO of a UK public company will also be a director of the company. Dr. Milner’s proposal in this respect therefore marks a further departure from the Company’s proper governance arrangements. Removing Michael Baldock as a Director in this way may also result in liabilities being incurred by the Company under the terms of his service agreement.

Further, Dr. Milner’s proposal to remove Peter Allen, as an independent Chairman, in order to be appointed as Executive Chairman runs contrary to the Board’s view on strong corporate governance and the division of the responsibilities of the Board and the executive team. In line with best corporate governance practice, for example, as enshrined in the UK Corporate Governance Code, the division of responsibilities between the Chairman and CFO ensures that there is an effective and collaborative relationship between these two offices, with appropriate checks and balances and oversight of the decisions of the executive team, which has been key in the ability of the Board to devising its current, highly successful five-year strategy.

Therefore, Dr. Milner’s proposals would not improve governance or the management of the Company as he claims to be seeking to do. Rather, the Board believes that his attack on the Company is in fact driven by Dr. Milner’s ego and a personal agenda, namely his desire to take executive control of Abcam, a Company he has not been operationally involved with for almost a decade.

2.4	Dr. Milner’s public statements are exaggerated and misleading as he tries to justify criticisms of Company decisions that he previously endorsed

Dr. Milner was a member of the Board for 22 years before he stepped down in 2020. However, his statements conspicuously overlook the final years of his service on the Board when Alan Hirzel was CEO and critical decisions about the Company’s strategy were discussed and supported by the full Board, including Dr. Milner. For example, his claim that Abcam has a case of “UK-Phobia” is flat-out wrong and also deeply hypocritical. He was not only supportive of, but a driving force behind, the strategy of moving towards a Nasdaq listing.

Dr. Milner has also made a number of public allegations regarding provisions of the Deposit Agreement which sets out the terms on which Abcam’s ADS are listed on Nasdaq. When UK companies embark on a dual listing or seek a primary listing in the US, this is a commonly used structure that is well understood and accepted by the market. The Deposit Agreement is on completely customary terms consistent with those that apply to almost all other depositary arrangements for UK companies listed on Nasdaq. The Deposit Agreement was published at the time of the Company’s Nasdaq listing and the terms thereof have been publicly available since that time. The terms of the Deposit Agreement were also reviewed by Dr. Milner and the rest of the Board while he was still a director of the Company. Dr. Milner’s request for preferential treatment by demanding that the Company call a general meeting on his behalf at a time when he did not meet the relevant legal requirements is entirely consistent with his other actions in recent weeks, seeking to eschew the basic norms of appropriate public company governance.

It bears recalling that the shareholder resolution at the November 2022 general meeting of the Company to approve the AIM delisting and sole listing on Nasdaq was supported by 98 per cent. of all voted shares, including Dr. Milner, who voted every share he owned in favour of these actions. That decision has been a positive outcome for all shareholders as the goals of pursuing a sole listing on Nasdaq are now being achieved – trading volume has increased and the Company’s US sell-side base has been strengthened with additional highly specialised equity research analysts now covering the Company.

At the same time, Dr. Milner has taken credit for share price appreciation during his time on the Board but not as CEO. The reality is that under Alan Hirzel’s leadership in the lead up to the disruption caused by COVID-19, Abcam’s TSR was 178 per cent. which was significantly above life science tools peers (167 per cent.).4 Further, as the Company has delivered on its plan and gathered momentum in the last 12 months, the Company’s TSR of 27 per cent. is once again meaningfully outstripping this peer set (-12 per cent. over the same period).

SUMMARY

In summary, the Board considers Dr. Milner’s proposals are unmerited and contrary to the best interests of Shareholders and ADS Holders on the basis that:

1.

Dr. Milner is pursuing a costly, distracting and unnecessary campaign that could have been easily avoided if he had simply engaged in good faith with the Company and not rejected the Company’s offer to grant his initial demand of being appointed a Non-Executive Director.

2.	Abcam is executing and delivering on its long-term strategic growth plan, which is at a critical juncture and Dr. Milner’s disruptive agenda would jeopardise this momentum.

3.

Abcam has a strong Board and management team already working for the best interests of ALL of its shareholders, and therefore does not require a sudden and significant shift in both operational and executive leadership at this critical juncture.

4.	Dr. Milner’s public statements are exaggerated and misleading as he tries to justify criticisms of Company decisions that he previously endorsed as a member of the Board.

The Board takes seriously Dr. Milner’s perspectives, as we would the views of any shareholder, and we have listened to Dr. Milner and sought to engage with him constructively and in good faith throughout this process. However, it is now clear that Dr. Milner has never been interested in resolving this matter amicably, but has instead been intent on wasting the Company’s time and money by calling this General Meeting in order to seek to commandeer executive control of Abcam and become de facto CEO to the detriment of shareholders.

The Board is confident that Abcam is on the right path forward under the current leadership. The significant progress we have made since 2019 has created a strong foundation for growth in 2024 and beyond. As a shareholder in Abcam, you deserve a Board acting in the best interests of all shareholders, with relevant skills, experience and knowledge to oversee our management team and drive future value creation. The Board and management team remain focused on accelerating our growth and achieving our strategic goals. We firmly believe we already have the right Directors in place to do so.

3.	THE BOARD RECOMMENDS THAT SHAREHOLDERS AND ADS HOLDERS VOTE AGAINST ALL RESOLUTIONS

For the reasons set out in paragraph 2 of this letter, the Board consider that the Resolutions are not in the best interests of Shareholders and ADS Holders and, therefore, are recommending that Shareholders and ADS Holders VOTE AGAINST all of the Resolutions to be proposed at the General Meeting.

4 Life science tools peers include Bio-Rad, Bio-Techne, Illumina, Maravai, Repligen, Sartorius, Tecan and Waters.

The recommendation is unanimous among the Independent Directors. Given that the Resolutions involve the removal of Peter Allen, Michael Baldock and Sally Crawford from their position as directors of the Company, those Directors recused themselves from the decision of the Board in respect of the recommendation.

All of the Directors who have a legal or beneficial interest in Ordinary Shares (representing in aggregate 481,101 Ordinary Shares, being approximately 0.21 per cent. of the issued share capital of the Company at the date of this document) will be voting (or procuring the voting of) such Ordinary Shares against all of the Resolutions.

4.	ACTION TO BE TAKEN

YOUR VOTE IS IMPORTANT. A Shareholder or ADS Holder must actively vote to have an impact on the outcome, positive or negative. We strongly encourage Shareholders and ADS Holders to VOTE AGAINST all Resolutions in advance of the General Meeting by submitting a WHITE Form of Proxy or a WHITE Voting Instruction Card in accordance with the instructions printed thereon and/or such instructions as may be provided to them by or on behalf of their broker or intermediary. Not voting or abstaining from voting will not help defeat these harmful Resolutions.

The Resolutions will be voted on at the General Meeting by way of a poll, which will be demanded at the start of the General Meeting by the Chairman of the General Meeting in accordance with article 72.1 of the Articles of Association.

ADS Holders

ADS Holders as of the ADS Holder Record Date will be entitled to instruct the Depositary how to vote the Ordinary Shares represented by their ADSs by following the instructions on the Depositary Notice and the WHITE Voting Instruction Card and/or such instructions as may be provided to them by or on behalf of their broker or intermediary. Such voting instructions must be validly submitted so as to be received by the Depositary by no later than 10.00 a.m. (Eastern time) on 6 July 2023. ADS Holders are therefore strongly encouraged to submit their voting instructions as soon as possible.

If ADS Holders have any questions or require any assistance with voting, please contact the Company’s proxy solicitor, Morrow Sodali LLC, by calling (800) 662-5200 (toll-free in N. America) or +1 (203) 1 (203) 658-9400 or by emailing ABCM@info.morrowsodali.com.

Shareholders

A Shareholder entitled to attend and vote at the General Meeting may appoint one or more proxies (who need not be members of the Company), provided that each proxy is appointed to exercise the rights attached to a different Ordinary Share or Ordinary Shares held by him or her, to attend, to speak and, on a poll, to vote on his or her behalf.

In order to be valid, a proxy appointment must be returned (together with any authority under which it is executed, or a copy of the authority certified in ink by a bank, a stockbroker or a solicitor) by one of the following methods:

●

In hard copy form by post, by courier or by hand to the Company’s registrar, Equiniti, at the address shown on the WHITE Form of Proxy enclosed with this document. In accordance with the Articles of Association, any other forms of proxy may not be accepted by the Company or the Company’s registrar.

●

Online at www.sharevote.co.uk where full instructions on the procedure are given. The Voting ID, Task ID and Shareholder Reference Number printed on the WHITE Form of Proxy will be required to use this electronic proxy appointment system. Alternatively, Shareholders who have already registered with Equiniti’s online portfolio service, Shareview, can appoint their proxy electronically by logging on to their portfolio at www.shareview.co.uk using their user ID and password. Once logged in, click ‘View’ on the ‘My Investments’ page, click on the link to vote and then follow the on-screen instructions.

The appointment of a proxy in each case must be formally received by the Company’s registrar by no later than 2.00 p.m. (UK time) on 10 July 2023. Shareholders are therefore strongly encouraged to appoint a proxy as soon as possible by following the above instructions.

The appointment of a proxy does not preclude a member of the Company from attending the General Meeting and voting in person. If you wish to attend the General Meeting in person, please bring with you the Attendance Card accompanying this document. This will authenticate your right to attend, speak and vote at the General Meeting and assist us in registering your attendance without delay.

If you are a member of CREST, you may register the appointment of a proxy by using the CREST electronic proxy appointment service. Further details are provided in paragraph 2 of the Notice of General Meeting Notes in Part III of this document.

If Shareholders have any questions or require any assistance in submitting their proxy appointment, please call Equiniti on +44 (0) 371 384 2030. Lines are open 8.30 a.m. to 5.30 p.m. (UK time), Monday to Friday, excluding public holidays in England and Wales.

Yours faithfully,

The Board of Directors

Abcam plc

Part II – Chronology of Events

●

On 8 September 2014, Dr. Milner stood down from his position as Chief Executive Officer of Abcam, having served in this position since founding the Company in 1998. Alan Hirzel assumed the role of Chief Executive Officer, having worked closely with Dr. Milner to develop the Company’s strategy for growth in the mid- to long-term.

●

On 16 June 2020, Dr. Milner notified the Board of his intention to stand down from his position as a Non-Executive Director and deputy Chair of the Board to allow him to focus on his growing portfolio of early-stage company investments.

●

On 2 October 2020, Dr. Milner’s resignation from the Board became effective. This was two weeks before the Company publicly announced the launch and pricing of its Nasdaq listing, a process with which he was intimately familiar and voted in favour of both while on the Board and as a shareholder. He had served a 22-year tenure on the Board.

●

On 4 December 2020, the 2020 annual general meeting of the Company was held. The Company was informed that Dr. Milner voted in favour of all resolutions put to the meeting. All resolutions were passed by the requisite majority.

●

On 1 July 2021, a general meeting of the Company was held in order to approve a revised directors’ remuneration policy and the adoption of the Profitable Growth Incentive Plan, an equity-based remuneration scheme under which conditional share awards are granted to Executive Directors and Abcam’s senior leadership. The Company was informed that Dr. Milner voted in favour of all resolutions put to the meeting. All resolutions were passed by the requisite majority. The Company did not hold an annual general meeting in 2021 due to a change in its accounting reference date.

●

On 18 May 2022, the 2022 annual general meeting of the Company was held. The Company was informed that Dr. Milner voted in favour of all resolutions put to the meeting. All resolutions were passed by the requisite majority.

●

On 11 November 2022, a general meeting of the Company was held in order to approve the cancellation of the Company’s listing on AIM, resulting in the sole listing of the Company on Nasdaq. The Company was informed that Dr. Milner voted in favour of the resolution put to the meeting. The resolution was passed, with 98 per cent. of votes cast being in favour of the resolution.

●

On 3 April 2023, the deadline passed for Dr. Milner to require the Board to include a resolution to be put to the 2023 AGM in order to approve his appointment to the Board. The Company did not receive any communication from Dr. Milner in this respect prior to this deadline.

●

At midday (UK time) on 28 April 2023, Dr. Milner, Peter Allen, Alan Hirzel and certain members of the Company’s management team had a meeting during which Dr. Milner formally requested to be appointed to the Board as a Non-Executive Director. Dr. Milner left the meeting abruptly when it was explained to him that the Company would need to follow its proper governance procedures for considering and approving the appointment of someone to the Board to enable the Directors to fulfil their statutory duties and that Dr. Milner’s appointment to the Board could not simply be approved by the Directors present at that meeting without appropriate consideration. This formal request was made less than three weeks prior to the 2023 AGM to be held on 17 May 2023, by which time it was no longer possible for Dr. Milner to seek to requisition a resolution to be appointed to the Board at the 2023 AGM (which would have been at no significant cost to Dr. Milner or the Company).

●

At 2.00 p.m. (UK time) on 28 April 2023, a Board call was held at which it was resolved that, in accordance with the Company’s governance processes, meetings would be arranged between Dr. Milner and the current Non-Executive Directors so that they could properly and duly consider Dr. Milner’s request to be appointed to the Board. The Company sent a letter to Dr. Milner proposing that he meet with Non-Executive Directors so that they could consider his appointment. The letter was followed by a call on the evening of 28 April 2023 between Mara Aspinall, a Non-Executive Director, and Dr. Milner during which he agreed to meet with the Non-Executive Directors.

●

During the 10 days following 28 April 2023, each of the current Non-Executive Directors, who are based across the UK, US and China, made themselves available to meet with Dr. Milner as part of the Board’s process to properly and duly consider the appointment of a new director to the Board. These meetings were arranged quickly and occurred at the earliest opportunity possible to ensure the Board could consider Dr. Milner’s potential appointment expeditiously and with due care and consideration.

●

On 1 May 2023, whilst the Board was still actively considering Dr. Milner’s request as above, Dr. Milner notified the SEC in a Schedule 13D filing of his intention to become more actively involved in the affairs of Abcam and to engage with Abcam regarding its governance, performance and direction. A Board call was held on the same day at which it was resolved that the Board would continue to engage constructively with Dr. Milner regarding his request to be appointed to the Board as a Non-Executive Director, notwithstanding the filing of the Schedule 13D.

●

On 1 May 2023, Dr. Milner wrote to the Company stating that he was “surprised” that “the non-executive directors, many of whom have known me for years… have so many unanswered questions as to what I can bring to the Board”, despite the fact that Dr. Milner had not served with four of the seven Non-Executive Directors and had not provided any detail to any Director on what his proposals were to “help the Company overcome its problems and to rebuild shareholder value”. Dr. Milner also stated that the Company should “work to a timeline that would facilitate my re-appointment to the Board immediately after the May 17 AGM”. Again, Dr. Milner was seeking to coerce the Company to move at pace to avoid its proper governance processes and was clearly trying to be appointed following the 2023 AGM when, had he engaged sooner, his appointment could have been voted on by shareholders at the 2023 AGM.

●	On 4 May 2023, Dr. Milner was given a tour of the Company’s facility in Waltham, Massachusetts by Alan Hirzel.

●

On 10 May 2023, Dr. Milner emailed the Company stating that he felt the Board was just “going through the motions” and that he was insulted by having to meet with the Non-Executive Directors as part of the Board’s decision making process. Dr. Milner’s position here is completely contrary to his public statements criticising the Company for having “poor governance”.

●

On 11 May 2023, the Company received a letter from Dr. Milner’s legal counsel requesting that the Company confirm that it would convene a general meeting of the Company if requested by Dr. Milner, notwithstanding the fact that he was not the registered holder of the number of Ordinary Shares required in order to be eligible to exercise such a right under the Companies Act 2006. A press story was also released on Bloomberg regarding Dr. Milner’s increasing pressure on the Company in his demands to be appointed to the Board.

●

On 15 May 2023, the Company’s legal counsel responded to the letter from Dr. Milner’s legal counsel, explaining that the appointment of a new director to the board of a listed company such as Abcam needed to follow proper governance procedures, which the Company was working through on an expedited basis. The response went on to state:

Given the governance process for the potential appointment of Dr. Milner to the Board is still ongoing, as you and Dr Milner are aware, and that the Company’s AGM will occur later this week, we think it’s highly premature to explore the mechanics of requisitioning an extraordinary general meeting of the Company’s shareholders

(“EGM”). The timing of your letter has come as a surprise to the Company given the ongoing productive conversations between Dr. Milner and members of the Board.

●	At 4.30 p.m. (UK time) on 16 May 2023, a meeting of the Company’s Nomination Committee was held to consider Dr. Milner’s request to be appointed to the Board as a Non-Executive Director.

●

On 16 May 2023, the Company’s legal counsel also received a further letter from Dr. Milner’s legal counsel repeating the question from the letter from Dr. Milner’s legal counsel dated 11 May 2023 as to whether the Company would call a general meeting if requested by Dr. Milner. The letter also alleged that the Company had already decided not to appoint Dr. Milner to the Board, with the main evidence cited to support this allegation being the fact that, as part of the diligence process that the Company was following in respect of Dr. Milner’s proposed appointment, he had been asked to explain what he felt he could bring to the Board.

●

At 10.00 a.m. (UK time) on 17 May 2023, there was a meeting of the Board to consider whether to approve the requested appointment of Dr. Milner to the Board. The Board unanimously resolved to proceed with the appointment of Dr. Milner to the Board as a Non-Executive Director as he had requested. In light of Dr. Milner’s public statements and interventionist stance, as well as the hostile nature of the correspondence received from Dr. Milner’s representatives, such appointment would be subject to and conditional on reaching agreement on a customary form of settlement agreement. Such arrangements are entirely normal when appointing a significant shareholder to the Board of a US-listed company.

●

At approximately 12.15 p.m. (UK time) on 17 May 2023, Peter Allen and Giles Kerr (the Senior Independent Director of the Company) called Dr. Milner in order to confirm that the Board had approved his appointment as a Non-Executive Director as he had requested, subject to Dr. Milner entering into a customary form of settlement agreement. Dr. Milner immediately rejected this proposal and instead demanded to be appointed as both a Director and Executive Chairman of the Company and that Peter Allen step down as Chairman of the Company. No explanation whatsoever was given by Dr. Milner in respect of this sudden change in his demands. Peter Allen and Giles Kerr explained that this new set of requests would need to be considered by the Board.

●

At 1.30 p.m. (UK time) on 17 May 2023, the 2023 AGM was held, at which shareholders voted in support of all resolutions, with Directors standing for re-election receiving on average 96 per cent. support of the shares voted.

●

At 1.59 p.m. (UK time) on 17 May 2023, Dr. Milner sent an email to Peter Allen and Giles Kerr stating that the proposal to appoint Dr. Milner to the Board as a Non-Executive Director subject to the terms of a customary form of settlement agreement was not acceptable to him and that he would move forward with the process to require the Board to call a general meeting of the Company.

●

Immediately thereafter, at 2.00 p.m. (UK time) on 17 May 2023, a press story was released by Bloomberg stating that Dr. Milner was taking steps to call a general meeting of the Company to seek to approve his appointment as Executive Chairman and seek to remove Peter Allen as Chairman of the Company.

●

At 2.15 p.m. (UK time) on 17 May 2023, Dr. Milner issued, and filed an amended Schedule 13D with the SEC disclosing, a press release announcing that he was taking steps to call a general meeting of the Company to seek to approve his appointment as Executive Chairman and seek to remove Peter Allen as Chairman of the Company. The statement included a lengthy open letter to shareholders of the Company setting out various allegations relating to the Company and its governance and management.

●	At 6.00 p.m. (UK time) on 17 May 2023, the Company received a letter from Dr. Milner’s legal counsel formally requesting copies of the Company’s register of interests in accordance with section 116 of the Companies Act 2006 and register of persons with interests in its shares in accordance with section 811 of the Companies Act 2006. The purpose of these requests was stated to be to allow Dr. Milner, his legal advisers, proxy solicitors and PR advisers, who he had already appointed and who were identified in the letter, to contact the persons identified on the registers about, among other things, matters relating to the Company that Dr. Milner intended to bring before a general meeting of the Company.

●

At 9.30 p.m. (UK time) on 17 May 2023, the Company issued a press release, which was also subsequently filed on Form 6-K with the SEC, noting that Dr. Milner had announced that he intended to take steps to call a general meeting of the Company as per his public statement. The press release went on to state:

The Company was surprised that Dr. Milner has decided to make this public statement, given the ongoing discussions with him regarding his appointment to the Board.

Dr. Milner first formally requested to be re-appointed to the Board on 28th April 2023, less than three weeks prior to the Company’s Annual General Meeting (“AGM”) and after the date he could have requisitioned a resolution at the AGM to achieve his aims. The Board moved quickly to consider him returning to the Board including having him meet with all non-executive directors within 10 days.

Dr. Milner’s request was thoroughly considered by the Nomination Committee and the full Board of Directors. It was determined today that Dr. Milner would be offered the opportunity to be appointed to the Board subject to a customary relationship agreement, the terms of which were to be discussed and agreed upon. After informing Dr. Milner that the Board was inclined to appoint him, he immediately rejected such invitation and then requested to be named Executive Chairman, replacing the current Chairman.

The Company notes that Dr. Milner has issued a press release with respect to this request, even before the Board had time to respond. The Company is disappointed that despite the Board’s clear and consistent efforts to engage constructively with Dr. Milner, he has instead pursued aggressive tactics as he seeks to force the Company to agree to his demands.

●

On 18 May 2023, the Company’s legal counsel responded to the letter from Dr. Milner’s legal counsel dated 16 May 2023. The response explained that Dr. Milner was not the registered holder of the number of Ordinary Shares required in order to be eligible to exercise such a right under the Companies Act 2006 and, accordingly, the Board would not be able to comply with any request from Dr. Milner to convene a general meeting of the Company unless it was validly made in accordance with the applicable provisions of the Companies Act 2006 and the Articles of Association. Although not stated in the response, it should have been clear to Dr. Milner that there were a number of routes to seek appointment to the Board without having to convert his ADS into Ordinary Shares and incur, and cause the Company to incur, the costs of calling a general meeting, including having put forward his request in a timely manner such that it could have been included in the business at the 2023 AGM. The response went on to state that the company remained open to engaging in constructive dialogue regarding the potential terms of Dr. Milner’s appointment to the Board and that:

The Board believes that agreeing the terms of such appointment bilaterally, without the unnecessary distraction and cost of a general meeting, would be the most efficient and effective way to resolve this matter and would therefore be in the best interests of both parties and members of the Company as a whole.

●	On 19 May 2023, Peter Allen sent an email to Dr. Milner reiterating the desire for an amicable solution and the Board’s disappointment regarding the press release issued by Dr. Milner the preceding day before the Company had been given an opportunity to explain the proposed terms for the customary form of settlement agreement.

●

At 9.00 p.m. (UK time) on 22 May 2023, a Board meeting was held to consider Dr. Milner’s request to be appointed as Executive Chairman. After careful consideration, it was resolved that it was not in the best interests of the Company and its shareholders to appoint Dr. Milner as Executive Chairman and that Mara Aspinall and Mark Capone, who are both Non-Executive Directors, would explain this to Dr. Milner and reiterate the offer to appoint Dr. Milner to the Board as a Non-Executive Director as he had originally requested.

●

On 23 May 2023, Mara Aspinall and Mark Capone called Dr. Milner and reiterated the offer to appoint Dr. Milner to the Board as a Non-Executive Director. Mara Aspinall and Mark Capone also explained to Dr. Milner that the Board’s current composition followed good governance practices, including allowing rigorous debates on matters put forward for discussion, and the fact that Peter Allen as Chairman ensured that the views of all Directors were always heard and considered. It was agreed that the Company would send a summary of the proposed terms on which Dr. Milner would be appointed to the Board, including an outline of the terms of a customary form of settlement agreement. The terms of such settlement would not have affected Dr. Milner’s standing as a Non-Executive Director. It would have been broadly consistent with the arrangements put in place when he was previously on the Board, and also included agreeing not to seek to requisition a general meeting of the Company for a period of time, nor to engage in any other forms of activist behaviour, as would be expected of any Non-Executive Director of the Company.

●

On 23 May 2023, the Company’s legal counsel responded to Dr. Milner’s legal counsel and enclosed a copy of the Company’s register of members and register of interests, as requested in their letter on 17 May 2023.

●	On 24 May 2023, Mara Aspinall sent an email to Dr. Milner setting out the proposed terms on which he would be appointed to the Board as a Non-Executive Director.

●

On 25 May 2023, Mara Aspinall and Mark Capone had a call with Dr. Milner during which he rejected the proposed terms set out by the Company and reiterated that he would seek to convene a general meeting of the Company if the Board did not agree to appoint him as Executive Chairman. Dr. Milner made it clear that his return to the Board was contingent upon Peter Allen stepping down as Chairman and Alan Hirzel reporting to Dr. Milner in his role as Executive Chairman. Dr. Milner further stated that he had no interest in returning as “just a non-executive director” as it was “no longer relevant”.

●

On 30 May 2023, and having complied with the relevant statutory requirements, Dr. Milner sent a letter to the Company to requisition the General Meeting under the Companies Act 2006. Dr. Milner proposed the Resolutions set out in Part III of this document to be considered at the General Meeting which, among other things, seek to appoint him as a director of the Company and Executive Chairman of the Board and to remove three directors from the Board, including the current Chairman.

●

On 30 May 2023, Dr. Milner also issued, and filed an amended Schedule 13D with the SEC disclosing, a press release stating that he had sent a letter to the Company requisitioning the General Meeting and announcing that he had created a website on which he would publish material relating to the General Meeting.

●

On 30 May 2023, the Company issued a press release, which was also subsequently filed on Form 6-K with the SEC, noting receipt of the letter from Dr. Milner seeking to requisition a general meeting of the Company and that the Company was reviewing the letter with its legal advisers and that it would provide a further update in due course.

●	On 5 June 2023, Dr. Milner published, and filed an amended Schedule 13D with the SEC disclosing, a proxy statement seeking to erroneously solicit proxy votes on a form of proxy card that had not been approved in accordance with the Articles of Association. As a foreign private issuer, the US proxy rules are not applicable to Abcam.

●

On 6 June 2023, after the Company learnt that Dr. Milner had directly and indirectly contacted Abcam employees in order to seek access to confidential information, the Company’s legal counsel sent a letter to Dr. Milner demanding that he cease all such conduct. The letter explained that such conduct was unprofessional and inappropriate, and seemed to be designed to cause damage to the Company.

●	On 6 June 2023, Dr. Milner published, and filed an amended Schedule 13D with the SEC disclosing, a slide deck containing various allegations relating to the Company and its management.

●

On 12 June 2023, Dr. Milner published, and filed on an amended Schedule 13D with the SEC disclosing, a further open letter to shareholders of the Company and an amended version of the slide deck published on 6 June 2023. These documents repeated substantively the same allegations relating to the Company and its management as previous publications by Dr. Milner.

●	On 16 June 2023, the Company published, and subsequently filed on Form 6-K with the SEC, this Shareholder Circular.

Part III - Notice of General Meeting

ABCAM PLC

(the “Company”)

(Registered and incorporated in England and Wales with company number 03509322)

Notice of General Meeting

NOTICE IS HEREBY GIVEN that a general meeting of the Company (the “General Meeting”) will be held on 12 July 2023 at the offices of FTI Consulting at 200 Aldersgate, Aldersgate Street, London EC1A 4HD, United Kingdom at 2.00 p.m. (UK time) to consider and, if thought fit, pass the resolutions below, each as an ordinary resolution.

The General Meeting has been requisitioned pursuant to section 303 of the Companies Act 2006 by Dr. Milner who is the registered holders of 11,700,200 Ordinary Shares, which constituted approximately 5.09 per cent. of the Company’s issued ordinary share capital and the voting rights in the Company as at the date of the Requisition Notice.

1.	THAT Peter Allen be removed from office as a director of the Company with immediate effect.

2.	THAT Michael S. Baldock be removed from office as a director of the Company with immediate effect.

3.	THAT Sally W. Crawford be removed from office as a director of the Company with immediate effect.

4.

THAT in the event any director of the Company is appointed after the Company’s receipt of the general meeting request dated 30 May 2023 and prior to this meeting, each such director be removed from office as a director of the Company with immediate effect.

5.	THAT Dr. Jonathan Milner, having consented to act, be appointed as Director of the Company with immediate effect.

6.	THAT Dr. Jonathan Milner, having been appointed a Director of the Company, be further appointed to the position of Executive Chairman of the Company with immediate effect.

7.

THAT it is the consensus of the shareholders that, promptly after the conclusion of this meeting, the Board of Directors shall conduct a thorough search for candidates and shall appoint at least two additional, independent, highly qualified Directors to the Board whose qualifications will include significant capital allocation and biotechnology company operating experience.

8.

THAT the expenses incurred by Dr. Milner and those acting on his behalf in connection with his engagement with the Company in respect of the request to convene a general meeting be reimbursed by the Company.

By order of the Board

Marc Perkins	Registered office
Company Secretary 16 June 2023	Discovery Drive Cambridge Biomedical Campus Cambridge CB2 0AX United Kingdom

Notice of General Meeting Notes:

1.

A member entitled to attend and vote at the General Meeting, or any person nominated by a member pursuant to article 96 of the Articles of Association, may appoint one or more proxies (who need not be members of the Company), provided that each proxy is appointed to exercise the rights attached to a different Ordinary Share or Ordinary Shares held by him or her, to attend, to speak and, on a poll, to vote on his or her behalf.

In order to be valid, a proxy appointment must be returned (together with any authority under which it is executed, or a copy of the authority certified in ink by a bank, a stockbroker or a solicitor) by one of the following methods:

a.

In hard copy form by post, by courier or by hand to the Company’s registrar, Equiniti, at the address shown on the Form of Proxy enclosed with this document. In accordance with the Articles of Association, any other forms of proxy may not be accepted by the Company or the Company’s registrar.

b.

Online at www.sharevote.co.uk where full instructions on the procedure are given. The Voting ID, Task ID and Shareholder Reference Number printed on the Form of Proxy will be required to use this electronic proxy appointment system. Alternatively, Shareholders who have already registered with Equiniti’s online portfolio service, Shareview, can appoint their proxy electronically by logging on to their portfolio at www.shareview.co.uk using their user ID and password. Once logged in, click ‘View’ on the ‘My Investments’ page, click on the link to vote and then follow the on-screen instructions.

The appointment of a proxy in each case must be formally received by the Company’s registrar by no later than 2.00 p.m. (UK time) on 10 July 2023.

The appointment of a proxy does not preclude a member of the Company from attending the General Meeting and voting in person. If you wish to attend the General Meeting in person, please bring with you the Attendance Card accompanying this document. This will authenticate your right to attend, speak and vote at the General Meeting and assist us in registering your attendance without delay.

2.	If you are a member of CREST, you may register the appointment of a proxy by using the CREST electronic proxy appointment service. Further details are contained below:

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the General Meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual (available via www.euroclear.com). CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear UK and Ireland Limited’s (Euroclear) specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID RA19) by the latest time(s) for receipt of proxy appointments specified in these notes. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service provider(s) should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

3.

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, in order to be able to attend and vote at the General Meeting (and also for the purposes of calculating how many votes a person may cast), a person must have their name entered on the register of members of the Company at 6.30 p.m. (UK time) on 10 July 2023 (or, if the General Meeting is adjourned, at 6.30 p.m. (UK time) on the date which is two working days before the adjourned General Meeting). Changes to entries on the register of members after this time shall be disregarded in determining the rights of any person to attend or vote at the meeting.

4.

Any member attending the General Meeting is entitled, pursuant to section 319A of the Companies Act 2006, to ask any question relating to the business being dealt with at the General Meeting. The Company will answer any such questions unless: (a) to do so would interfere unduly with the preparation for the General Meeting or involve the disclosure of confidential information; (b) the answer has already been given on a website in the form of an answer to a question; or (c) it is undesirable in the interests of the Company or the good order of the General Meeting that the question be answered.

5.

As at 14 June 2023 (being the last practicable business day prior to the publication of this document) the Company’s issued share capital consists of 229,723,147 Ordinary Shares, carrying one vote each. Therefore, the total voting rights in the Company as 14 June 2023 are 229,723,147.

6.

You may not use any electronic address (within the meaning of section 333(4) of the Companies Act 2006) provided in this document (or in any related documents including and the WHITE Form of Proxy) to communicate with the Company for any purposes other than those expressly stated.

7.

A corporation which is a Shareholder may appoint one or more corporate representatives who may exercise on its behalf all its powers as a member provided that no more than one corporate representative exercises powers over the same Ordinary Share.

8.

The Resolutions will be voted on at the General Meeting by way of a poll, which will be demanded at the start of the General Meeting by the chairman of the General Meeting in accordance with article 72.1 of the Articles of Association.

9.	A copy of this document and other information relating to the General Meeting will be made available at: www.corporate.abcam.com/investors/2023-egm.

Part IV - Definitions

The following definitions apply throughout this document (excluding the Appendix to this document), unless the context otherwise requires:

2023 AGM	the annual general meeting of the Company held on 17 May 2023;

ADS or ADSs

American depositary shares issued by the Depositary, each representing one Ordinary Share registered in the name of the Depositary, subject to and in accordance with the terms of the Deposit Agreement;

ADS Holders	legal and/or beneficial owners of ADSs;

ADS Holder Record Date

9 June 2023, which is the voting record date for ADSs in respect of the General Meeting and the record date for determining the ADS Holders who are entitled to receive this document, the Depositary Notice, WHITE Voting Instruction Card and other documents relating to the General Meeting;

AIM	the Alternative Investment Market operated by the London Stock Exchange plc;

Articles of Association	the articles of association of the Company;

Board or Directors	the directors of the Company for the time being;

Company or Abcam	Abcam plc;

Depositary	CitiBank N.A. acting in its capacity as depositary under the Deposit Agreement;

Deposit Agreement	the deposit agreement entered into between the Company, the Depositary and each ADS Holder on 26 October 2020;

Depositary Notice	the notice sent by the Depositary to ADS Holders in respect of the General Meeting;

Dr. Milner	Dr. Jonathan Milner;

General Meeting

the general meeting of the Company convened for 2.00 p.m. (UK time) on 12 July 2023 at the offices of FTI Consulting at 200 Aldersgate, Aldersgate Street, London EC1A 4HD, United Kingdom, including any adjournment thereof;

IFRS	International Financial Reporting Standards;

Independent Directors	Alan Hirzel, Giles Kerr, Mara Aspinall, Mark Capone, Bessie Lee and Luba Greenwood;

Notice of General Meeting	the notice of General Meeting set out in Part III of this document;

Ordinary Shares	ordinary shares of £0.002 each in the capital of the Company;

Resolutions	the ordinary resolutions set out in the Notice of General Meeting;

Requisition Notice

the notice delivered to the Company by Dr. Milner on 30 May 2023 in accordance with section 303 of the Companies Act 2006, requiring the Company to convene the General Meeting for the purposes of considering the Resolutions;

Requisitioned Statement	the statement set out in the Appendix to this document which Dr. Milner has required to be communicated to Shareholders in accordance with section 314 of the Companies Act 2006;

ROCE	return on capital employed;

SEC	the US Securities and Exchange Commission;

Shareholder Voting Record Time

6.30 p.m. (UK time) on 10 July 2023 (or, if the meeting is adjourned at 6.30 p.m. (UK time) on the date which is two business days prior to the adjourned meeting), which is the voting record time for Shareholders (but not ADS Holders);

Shareholders	registered holders of Ordinary Shares;

TSR	total shareholder return;

UK	the United Kingdom of Great Britain and Northern Ireland;

US	the United States of America;

WHITE Form of Proxy	the form of proxy approved by the Company for use by Shareholders in connection with the General Meeting, which is printed on white paper; and

WHITE Voting Instruction Card

the voting instruction card sent to ADS Holders by the Depositary in order to instruct the voting of the Ordinary Shares represented by their ADSs at the General Meeting, which is printed on white paper.

All references in the document to:

1.	UK time are to the time in London, England;

2.	Eastern time are to the time in the State of New York, United States of America;

3.	GBP, £ or pence are to pounds sterling or pence, the lawful currency of the United Kingdom; and

4.	USD, $ or dollars are to dollars, the lawful currency of the United States of America.

Appendix – Statement provided by Dr. Jonathan Milner

(THE STATEMENT IN THIS APPENDIX DOES NOT REPRESENT THE VIEWS OF THE ABCAM PLC BOARD)

“Dear Fellow Abcam Shareholders:

As the Founder and a major investor in Abcam plc (“Abcam” or “the Company”), I write to share steps I am taking to call an Extraordinary General Meeting (“EGM”) to give us, the Company’s shareholders, an opportunity to vote for much-needed change in the boardroom in order to refocus the Company on driving shareholder value. I seek the position of Executive Chairman to help restore Abcam’s financial and operational performance and improve the share price by giving the Company more effective Board-level leadership.

I founded Abcam in 1998 and led the Company’s listing on the London Stock Exchange in 2005, resulting in a ca. 2,000% share price uplift and culminating in Abcam becoming one of the most successful public companies, returning ca. 20x to investors by the time I handed the CEO reins over to Alan Hirzel in 2014. Continuing as Deputy Chairman, I guided Alan until October 2020 thinking the business was in strong hands and when the market capitalisation was ca. $5bn.

Since then, the Company has lost focus and significantly underperformed, with a shrinking share price while peer companies gained. Abcam and its shareholders, employees, and customers deserve better.

The current Board’s loss of focus falls under three key areas:

1.)	Poor Governance is Destroying Shareholder Value

●

The Board lacks a shareholder mindset – The Board and management own less than 1% of the Company combined. With essentially no shareholder representation, shareholder concerns are ignored and leadership operates in an ‘echo chamber.’

●	Changing Targets Masks Underperformance – Performance metrics are often altered or dropped and reporting metrics are inconsistent.

●	Lack of management accountability – A Board’s role is to hold the executive team accountable for results and, under the current Chairman, this Board has failed.

●

Remuneration Program is not tied to effective performance metrics – The 2021 Performance Growth Incentive Plan (PGIP) is unfit for purpose, lacking transparency and performance-aligned compensation incentives.

●	Nasdaq listing was poorly executed – The filing of SEC disclosure ‘weakness in financial controls’ shows lack of preparedness. The Nasdaq listing looks to have been a push for higher remuneration.

●

Shareholder rights are being eroded – The ADR Agreement with Citibank of 26 October 2020 left out the right for significant shareholders to call an EGM, a right enshrined in UK law. This omission constitutes a serious breach.

2.)	Abcam Lacks a Culture of Focus and Execution

●	Lack of focus distracts from core competencies – Abcam has drifted away from its core competency: being the best in the world at antibodies.

●	Poorly implemented Enterprise Resource Planning (ERP) – For two consecutive years the ERP has failed and resulted in lost revenues, customers, and market share.

●	Poor execution of the 5-year plan – There are only 18 months left to execute the 5-year plan successfully (which was extended by six months due to the change in year end, but with the same targets).

●

Margins have been cut in half – Poor execution on ERP, operations and integrations has eroded operating margins. In FY2022 margins were ca. 50% less than FY2019 after adjusting for share-based payments on a like-for-like basis.

3.)	Costs Are Poorly Controlled

●	Operating costs are far outrunning revenue growth – These have increased by 17.7% (excl. amortization and share-based payments) against an 8% revenue growth rate at CER.

●	A lack of focus and over-spending has driven increased impairments – These total almost $64m in the past 4 years - 2022 Firefly - $23m (following failed sale), 2021 Axiomx - $19m (representing 90%

of the upfront acquisition values of $28m and $20m respectively) and the ERP of $18m.

●	Blinkered obsession on top line has negatively impacted shareholder value – To the detriment of shareholders and the bottom line (e.g., no dividend for 3 years).

●

Return on Capital Employed (ROCE) has been cut in half – ROCE measures the quality of management, execution, and spending discipline in investment in growth. It has slipped from consistently greater than 20% under my watch to less than 9% today -even after adjusting for share-based payments.

●

Recent cost cutting promises lack details – This has led to a knee-jerk announcement to save £15m in costs in the seven months remaining of this fiscal year issued by Abcam on 4th May 2023 without a detailed plan.

The potential of Abcam to create shareholder value remains enormous.

Should I succeed in becoming Executive Chairman my six pledges to you are:

1.	My leadership will refocus and re-energize the Board and management team.
2.	We will rapidly restore focus around execution, cost control, transparent investor relations, and executive accountability.
3.	We will double down on our core competency – being best in the world at antibodies and protein-research tools.
4.	We will restore a laser-sharp focus on costs and capital allocation to rapidly return to strong margins and EPS.
5.	We will return to building sustainable shareholder value in the short, medium and long term.
6.	I will work tirelessly at the heart of Abcam to achieve the above on behalf of all shareholders, employees and customers.

I urge shareholders to vote for the proposals outlined below, which will include:

1.	The removal of Peter Allen, Michael Baldock, and Sally Crawford from office as Directors of the Company.
2.	The removal of any Director appointed after the Company’s receipt of the request to convene an EGM and before the occurrence of the meeting.
3.	The election of Jonathan Milner as a Director and appointment as Executive Chairman of the Board.
4.

A non-binding shareholder resolution to the Board to conduct a thorough search for candidates and appoint at least two other independent, highly qualified Directors to the Board promptly after the meeting.

5.	Company reimbursement of expenses of Jonathan Milner and affiliates incurred in connection with the foregoing matters.

With the help of your vote, I believe that together we can restore Abcam to the valuation it deserves.

We understand that this document is being included in the Company’s proposals as the law requires, and we are encouraging you to vote per instructions you will receive with your proxy materials.

Yours faithfully,

Jonathan Milner”

(THE STATEMENT IN THIS APPENDIX DOES NOT REPRESENT THE VIEWS OF THE ABCAM PLC BOARD)

Abcam plc

Discovery Drive

Cambridge Biomedical Campus

Cambridge CB2 0AX

UK

Email: company.secretary@abcam.com

Phone: +44 (0)1223 696000

Fax: +44 (0)1223 215215